Exhibit 3

Part III: **Manner of Operations**

Item 19: Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

JPMS charges unbundled subscription fees for JPM-X to Subscribers that access JPM-X by routing to it or the SOR directly. Such fees can take the form of either a fixed fee or a volume-based fee (with a floor of $0/share in both cases and no set maximum). The availability of these fee types is not limited by Subscriber type. In addition, a Subscriber that accesses JPM-X by routing to it directly may be charged a volume-based monthly connectivity fee. The amount of the connectivity fee, if applied, can range between $0 and $300 per FIX session and is dependent on whether the volume of shares executed by the Subscriber via direct routes to JPM-X is above or below a fixed share volume threshold per session for the Subscriber. The share volume threshold may vary by Subscriber. Variables that impact the amount of the above fees and the share volume threshold include the volume of the client's trading through JPMS and JPMS' overall business relationship with the client and its affiliates.

JPM-X is assessed Consolidated Audit Trail (CAT) regulatory fees in connection with trading on JPM-X. With the exception of certain principal transactions noted below, JPM-X is the CAT executing broker on both buy and sell tape reported transaction reports and may pass through the assessed CAT regulatory fees to the Subscribers associated with such transaction reports. JPMS may determine whether to pass the CAT regulatory fee through to a Subscriber based on the volume of the client's trading through JPMS and JPMS' overall business relationship with the client and its affiliates. Separately, where a FINRA-registered broker-dealer Subscriber trades with a principal order originating from a JPMS business unit, the Subscriber is reported as the contra-side broker on a tape-reported transaction report and will be assessed the CAT regulatory fee directly.

b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including

a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.

JPMS individually negotiates fees and charges with clients that use multiple JPMS order handling and execution services, which include algorithmic trading strategies, the SOR, research, prime brokerage, high-touch trading, and/or program trading. Such clients include those that access JPM-X via the algorithms/SOR. These fees and charges necessarily vary across clients based on the products and services provided to them by JPMS and can take the form of a Cost+ fee (including a volume-based or flat fee commission) or an All-In fee (negotiated at an overall client-level). The availability of these fee types is not limited by client type. Variables that impact the amount of the fee include the volume of the client's trading through JPMS and JPMS' overall business relationship with the client and its affiliates.

As the CAT executing broker on both buy and sell tape-reported transaction reports, JPM-X may pass through the assessed CAT regulatory fees to Cost+ fee-Subscribers (but not All-In fee-Subscribers) associated with such transaction reports. JPMS may determine whether to pass the CAT regulatory fee through to a Cost+ fee-Subscriber based on the volume of the client's trading through JPMS and JPMS' overall business relationship with the client and its affiliates. Where a FINRA-registered broker-dealer Subscriber (whether Cost+ or All-In) trades with a principal order originating from a JPMS business unit, the Subscriber is reported as the contra-side broker on a tape-reported transaction report and will be assessed the CAT regulatory fee directly.

c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

JPMS does not offer rebates for the use of JPM-X. JPMS individually negotiates fees and charges, which may be bundled as described above in response to Part III, Item 19(b), resulting in fees and charges that may vary across Subscribers.

Summary report: Litera Compare for Word 11.8.0.56 Document comparison done on 6/8/2026 11:03:36 AM	
Style name: Default Style	
Intelligent Table Comparison: Active	
Original DMS: iw://jpmc.cloudimanage.com/AMER_ACTIVE/111737805/1	
Modified DMS: iw://jpmc.cloudimanage.com/AMER_ACTIVE/111739780/1	
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